SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on February 10, 2025.

By letter dated February 10, 2025, the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period (six-month period)	in million ARS
	12/31/2024	12/31/2023
Results of the period (six-month period)	(64,391)	266,118
Attributable to:
Shareholders of the controlling company	(61,541)	106,267
Non-controlling interest	(2,850)	159,851

2. Other comprehensive income for the period (six-month period)	in million ARS
	12/31/2024	12/31/2023
Other comprehensive income for the period (six-month period)	(85,133)	301,144
Attributable to:
Shareholders of the controlling company	(30,620)	107,984
Non-controlling interest	(54,513)	193,160

3. Total comprehensive income for the period (six-month period)	in million ARS
	12/31/2024	12/31/2023
Total comprehensive income for the period (six-month period)	(149,524)	567,262
Attributable to:
Shareholders of the controlling company	(92,161)	214,251
Non-controlling interest	(57,363)	353,011

4. Equity details	in million ARS
	12/31/2024	12/31/2023
Share Capital	596	588
Treasury shares	7	6
Comprehensive adjustment of capital stock and of treasury shares	246,995	246,862
Warrants	21,096	22,814
Share Premium	371,303	311,317
Premium for trading of treasury shares	(27,209)	(19,291)
Legal Reserve	37,547	33,259
Special Reserve (Resolution CNV 609/12)	227,030	159,469
Cost of treasury share	(9,743)	(9,595)
Conversion reserve	(39,564)	133,025
Reserve for securities issued by the Company acquisition	2,377	2,377
Reserve for future dividends Other reserves	- 641	71,430 22,606
Retained earnings	(91,822)	59,299
Shareholders’ Equity attributable to controlling company’s shareholders	739,254	1,034,166
Non-controlling interest	920,622	1,453,749
Total shareholder's equity	1,659,876	2,487,915

Pursuant to Article 63 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 603,140,435 (including treasury shares), divided into 603,140,435 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share. Total shares outstanding is 596,742,899.

The Company's market capitalization as of December 31, 2024, was approximately USD 761.8 million (60,314,043 ADS with a price per ADS of USD 12.63).

As of December 31, 2024, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly,  through the vehicles Inversiones Financieras del Sur S.A (IFISA) and Consultores Venture Capital Uruguay S.A.(CVCU), owns 230,771,688 shares, accounting for 38.67% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106.

In addition, we report that as of December 31, 2024, after deducting direct and indirect Eduardo Sergio Elsztain's interest through IFISA and CVCU, and the treasury shares, the remaining shareholders held 365,971,211 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 61.33% of the issued and subscribed capital stock (substracting treasury shares).

It should be considered that in March 2021 the company increased its share capital by 90 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 90 million warrants were issued. The warrants expire on March 10, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “CRE3W” and on the NYSE under the symbol “CRESW”. As of today, the number of warrants outstanding is 81,063,170.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 717,236,847. We also inform that if the group of control were to exercise its warrants like the rest of the shareholders, its stake would increase by 49,456,876 ordinary shares, which would mean a 39.42% stake on the share capital, that is, 280,228,564 shares.

Below are the highlights for the six-month period ended December 31, 2024:

●
   The net result for the first half of fiscal year 2025 registered a loss of ARS 64,391 million. This result is mainly explained by the loss due to changes in the fair value of IRSA investment properties.

●
  The adjusted EBITDA for the period reached ARS 134,961 million, 15.3% lower than the same period in 2024. The agribusiness adjusted EBITDA was ARS 35,262 million and the Urban adjusted EBITDA (through IRSA), ARS 103,136 million.

●
  The 2025 campaign is developing with historically low commodity prices, although a slight recovery was observed in the last quarter, reduced input costs, and favorable weather conditions in the region. We planted 303,000 hectares in the region, 9% more than the previous season.

●
  In January 2025, the Argentine government announced a temporary reduction in crops tax exports until June 30, 2025, lowering soybean from 33% to 26% and wheat and corn from 12% to 9.5%. This had a positive impact on spot and future crop prices of approximately 5%.

●
  During the first half of fiscal year 2025, we sold a fraction of Los Pozos farm in Argentina for USD 2.2 million and our subsidiary BrasilAgro sold a fraction of its Alto Taquari farm for BRL 189.4 million.

●       On November 2024, we distributed a cash dividend of ARS 45,000 million (dividend yield ~7%).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 10, 2025